Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-201842

RESOURCE INNOVATION OFFICE REIT, INC.

SUPPLEMENT NO. 10 DATED MARCH 31, 2017

TO THE PROSPECTUS DATED APRIL 15, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Innovation Office REIT, Inc. dated April 15, 2016, or the Prospectus, and Supplement No. 9 dated February 17, 2017. As used herein, the terms “we,” “our” and “us” refer to Resource Innovation Office REIT, Inc. and its subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the Prospectus. The purpose of this supplement is to disclose:

•	the one-year extension of our initial public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2016;

•	updated “Experts” information; and

•	our audited financial statements and the notes thereto as of December 31, 2016.

Extension of Our Initial Public Offering

On March 28, 2017, our board of directors approved a one-year extension of the term of our initial public offering, as permitted by the rules of the Securities and Exchange Commission, or the SEC, until June 10, 2018. Should we determine to register a follow-on offering, we may extend this offering up to an additional 180 days beyond June 10, 2018, as permitted by the rules of the SEC. We may terminate this offering at any time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Resource Innovation Office REIT, Inc. is a Maryland corporation that invests in office properties that are located in U.S. cities that attract a young, creative and educated labor pool. Examples of our targeted markets include, but are not limited to, major gateway cities such as the San Francisco Bay Area, Boston and Washington, D.C. as well as midsized cities such as Austin, Seattle and Denver. Within these types of cities, we seek to acquire office buildings that provide a collaborative office space environment to companies competing for talented employees. When needed, we intend to renovate and upgrade the properties we acquire to better serve and appeal to these types of tenants. To a lesser extent, we will also seek to originate and purchase commercial real estate debt secured by office buildings of this type. We do not expect that debt investments will comprise more than 25% of our portfolio, following the investment of all of the net proceeds from our public offering. We cannot predict, however, the ultimate allocation of net proceeds from our public offering between property acquisitions and debt investments at this time because this allocation will depend, in part, on market conditions and opportunities and on the amount of financing that we are able to obtain with respect to the types of assets in which we seek to invest. If we are unable raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. We may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego a good investment because it does not precisely fit our expected portfolio composition. Thus, to the extent that Resource Innovation Office Advisor, LLC (our “Advisor”) presents us with attractive investment opportunities that allow us to meet the real estate investment trust (“REIT”) requirements under the Internal Revenue Code of 1986, as amended, our portfolio composition may vary from what we initially expect.

On September 8, 2016, Resource America, Inc. (“RAI”) the indirect parent of our Advisor, was acquired by C-III, pursuant to an Agreement and Plan of Merger dated as of May 22, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, a wholly-owned subsidiary of C-III merged with and into RAI, with RAI surviving the merger as a wholly-owned subsidiary of C-III.

On November 22, 2016 we acquired Sunnyside, a commercial property located in Chicago, Illinois, from an unaffiliated seller. Sunnyside is a three-story commercial building with four loft office units located on the two upper floors and two retail units at street level. The purchase price for Sunnyside was $7,250,000, excluding closing costs. We funded the purchase of Sunnyside with proceeds from our ongoing initial public offering and debt proceeds.

Results of Operations

We purchased our first property on November 22, 2016 and obtained a mortgage on the property on date of acquisition. As such, we had limited operations as of December 31, 2016.

			For the period from June 25, 2014 (inception) through
	For the Years Ended December 31,		December 31,
	2016	2015	2014
Revenues:
Rental income	$67,617	$—	$—
Tenant reimbursements	5,395	—	—

Total revenues	73,012	—	—

Expenses:
Rental operating	10,114	—	—
Real estate taxes	9,484	—	—
Acquisition costs	454,466	—	—
Property management fees	3,600	—	—
Asset management fees	8,349	—	—
General and administrative	1,029,947	—	—
Depreciation and amortization expense	44,511	—	—

Total expenses	1,560,471	—	—

Loss before other expense	(1,487,459)	—	—

Other (expense) income:
Interest expense	(20,073)	—	—
Interest income	3,997	300	185

Net (loss) income	$(1,503,535)	$300	$185

During the year ended December 31, 2016, we incurred the following general and administrative expenses:

Allocated payroll and benefits	$301,984
Professional fees	214,531
Directors fees	135,534
Insurance	127,965
IT related expenses	99,559
Travel and entertainment	55,331
Other	95,043

$1,029,947

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of December 31, 2016:

		Payments Due During the Years Ended December 31,
Contractual Obligations	Total	2017	2018-2019	2020-2021	Thereafter
Mortgage- principal repayments	$4,717,000	$96,000	$4,621,000	$—	$—
Interest payments on outstanding debt (1)	$436,955	$151,796	$285,159	$—	$—

(1)	Based on interest rates on outstanding debt in effect as of December 31, 2016.

Liquidity and Capital Resources

We are offering and selling to the public in our public offering up to $1,100,000,000 in shares of common stock, consisting of up to $1,000,000,000 of shares in our primary offering in any combination of Class A and Class T shares and up to $100,000,000 of shares pursuant to our distribution reinvestment plan (“DRIP”) in any combination of Class A and Class T shares. The initial offering price for Class A shares in the primary offering is $10.00 per share and the initial offering price for Class T shares in the primary offering is $9.47 per share. The initial offering price for Class A shares offered pursuant to the DRIP is $9.60 per share and the initial offering price for Class T shares offered pursuant to the DRIP is $9.09 per share.

We anticipate obtaining the capital required to purchase real estate investments and conduct our operations from the proceeds of our initial public offering and any future offerings we may conduct, from secured or unsecured financings from banks or other lenders and from proceeds from the sale of assets. In addition, our Advisor has and will advance funds to us for certain organization and offering costs. As of December 31, 2016, we have purchased one property using both offering proceeds from our ongoing initial public offering and debt proceeds.

If we are unable to raise substantially more funds in the offering than the minimum offering amount, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds in our offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties, debt investments or other assets we may hold. We cannot assure you that we will be able to access additional funds when we need them or upon acceptable terms.

We currently have one mortgage outstanding. Although there is no limit on the amount we can borrow to acquire a single real estate investment, we may not leverage our assets with debt financing such that our borrowings are in excess of 300% of our net assets unless a majority of our independent directors find substantial justification for borrowing a greater amount. Examples of such a substantial justification include, without limitation, obtaining funds for the following: (i) to repay existing obligations, (ii) to pay sufficient distributions to maintain REIT status, or (iii) to buy an asset where an exceptional acquisition opportunity presents itself and the terms of the debt agreement and the nature of the asset are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due. On a total portfolio basis, however, based on current lending market conditions, we anticipate that we will not leverage our assets with debt financing such that our total liabilities are in excess of 50% of our assets.

We may finance the acquisition costs of individual real estate investments, as well as the acquisition costs of all or a group of real estate investments acquired by us, by causing our subsidiaries to borrow directly from third-party financial institutions or other commercial lenders. Under these circumstances, our Advisor anticipates that certain properties acquired will serve as collateral for the debt we incur to acquire those particular properties and that we will seek to obtain nonrecourse financing for the acquisition of the properties. However, there is no guarantee that our Advisor will be successful in obtaining financing arrangements on a property-by-property basis and that the loans would be nonrecourse to us. Additionally, we may obtain corporate-level financing through a line of credit from third-party financial institutions or other commercial lenders. Our assets will serve as collateral for this type of debt incurred to acquire real estate investments. We may also obtain seller financing with respect to specific assets that we acquire.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor and our Dealer Manager. During our organization and offering stage, these payments will include payments to the dealer manager for selling commissions and the dealer manager fee and payments to our Dealer Manager and our Advisor for reimbursement of organization and offering expenses. However, our Advisor has agreed to reimburse us to the extent that selling commissions, the dealer manager fee and other organization and offering expenses incurred by us exceed 15% of our gross offering proceeds. During our acquisition and development stage, we expect to make payments to our Advisor in connection with the selection or purchase of real estate investments, the management of our assets and costs incurred by our Advisor in providing services to us.

Organization and Offering Costs

We expect to incur organization and offering costs in pursuit of our financing. Our organization and offering costs (other than selling commissions and dealer manager fees) are initially being paid by the Advisor on our behalf. Organization costs include all expenses that we incur in connection with our formation, including but not limited to legal fees and other costs to incorporate.

Pursuant to the Advisory Agreement, we will be obligated to reimburse the Advisor for selling commissions, dealer manager fees, and organization and offering costs paid by the Advisor on our behalf, up to an amount equal to 15% of gross offering proceeds.

Through December 31, 2016, we have charged $439,611 to equity for the payment of offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal, printing and similar costs. As of December 31, 2016, the Advisor has advanced $4.4 million of these costs on our behalf, of which $4.0 million has been deferred as of December 31, 2016. A portion of deferred offering costs will be charged to equity upon the sale of each share of common stock sold under the public offering. Such costs will only become a liability of the Advisor to the extent that selling commissions, dealer manager fees and organization and offering costs incurred by us exceed 15% of the gross proceeds of the initial public offering. If, however, we raise the maximum offering amount in the primary offering and under the DRIP, organization and offering expenses (excluding selling commissions and the dealer manager fee) are estimated to be approximately 1% of the gross proceeds of the initial public offering. When recorded by us, organization costs are expensed as incurred, which include all expenses incurred by us in connection with our formation, including but not limited to legal fees and other costs to incorporate. There can be no assurance that our plans to raise capital will be successful.

Outstanding Class T shares issued in our primary offering are subject to a 0.083% (one-twelfth of 1%) of the share purchase price monthly distribution and shareholder servicing fee for five years from the date on which such share is issued. We will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fifth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from the our primary offering (i.e., excluding proceeds from sales pursuant to our DRIP); (ii) the date on which we list our common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which we are a party and in which our common stock is exchanged for cash or other securities. We cannot predict if or when any of these events will occur. For issued Class T shares, we have accrued an estimate of the total distribution and shareholder servicing fee for the full five year period at December 31, 2016 of $73,347.

Acquisition and Asset Management Costs

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make payments to our Advisor. During our acquisition stage, we expect to make payments to our Advisor in connection with the acquisition of real estate investments. In addition, we expect to continue to make payments to our Advisor for the management of our assets and costs incurred by our Advisor in providing services to us.

Operating Expenses

At the end of each fiscal quarter, commencing four fiscal quarters after the acquisition of our first real estate investment, our Advisor must reimburse us the amount by which our aggregate total corporate operating expenses for the four fiscal quarters then ended exceed the greater of 2% of our average invested assets or 25% of our net income, unless our independent directors have determined that such excess expenses were justified based on unusual and non-recurring factors. “Average invested assets” means the average monthly book value of our assets invested, directly or indirectly, in equity interests in and loans secured by real estate during the 12-month period before deducting depreciation, bad debts or other non-cash reserves. “Total operating expenses” means all expenses paid or incurred by us, as determined under accounting principles generally accepted in the United States (“GAAP”), that are in any way related to our operation, including advisory fees, but excluding (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and stock exchange listing of our stock; (ii) interest payments; (iii) taxes; (iv) non-cash expenditures such as depreciation, amortization and bad debt reserves; (v) incentive fees paid in accordance with the

NASAA Statement of Policy Regarding Real Estate Investment Trusts (the “NASAA REIT Guidelines”); (vi) acquisition fees and expenses (including expenses relating to potential investments that we do not close); (vii) real estate commissions on the sale of property; and (viii) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, loans or other property (such as the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

Funds from Operations, Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP financial performance measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses.

Since FFO was promulgated, GAAP has adopted several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association, or IPA. MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	impairment charges;

(6)	gains or losses from the early extinguishment of debt;

(7)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(8)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(9)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(10)	gains or losses related to contingent purchase price adjustments; and

(11)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management assess the sustainability of operating performance in future periods and, in particular, after our acquisition stage is complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition:

•	Acquisition expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analysis differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition expenses include those paid to our Advisor or third parties.

•	Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application will result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•	Adjustments for amortization of above or below market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes predictably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•	Impairment charges, gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in our core operating fundamentals rather than changes that may reflect anticipated gains or losses. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe MFFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals.

•	Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts in the assessment of the sustainability of our operating performance after our acquisition stage is completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the real estate industry. MFFO is useful in comparing the sustainability of our operating performance after our acquisition stage is completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities or as affected by other MFFO adjustments. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our acquisition stage is completed, as it excludes acquisition costs that have a negative effect on our operating performance and the reported book value of our common stock and stockholders’ equity during the periods in which properties are acquired.

Neither FFO nor MFFO should be considered as an alternative to net (loss) income, nor as an indication of our liquidity, nor are any of these measures indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we may continue to acquire properties as part of our ongoing operations, acquisition costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. Accordingly, FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations:

	Year Ended		For the period from June 25, 2014 (inception) through
	December 31,		December 31,
	2016	2015	12/31/2014
Net (loss) income – GAAP	$(1,503,535)	$300	$185
Depreciation expense	22,012	—	—

FFO	(1,481,523)	300	185
Adjustment for above and below market lease intangibles	2,781	—	—
Adjustments for straight-line rents	(12,414)
Amortization of intangible lease assets	22,499	—	—
Acquisition costs	454,466	—	—

MFFO	$(1,014,191)	$300	$185

Critical Accounting Policies

We consider these policies critical because they involve significant management judgments and assumptions, they require estimates about matters that are inherently uncertain, and they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of our assets and liabilities and our disclosure of contingent assets and liabilities on the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Investments

We record acquired real estate at fair value. We will consider the period of future benefit of an asset to determine its appropriate useful life. We estimate that the useful lives of our assets by class will be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life of the related building
Lease intangibles	Remaining term of related lease

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which we expect will range from one month to ten years.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors to be considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases.

We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and the our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, and the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization periods for the intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense in that period.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of our reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Revenue Recognition

We recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and will include amounts expected to be received in later years in deferred rents. We record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

We make estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

Recent Accounting Pronouncements

In August 2014, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Under the new guidance, an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new requirement did not have an impact on our consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU No. 2015-01”). The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items. Although the amendment will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 was effective for us on January 1, 2016. The adoption of ASU No. 2015-01 did not have a significant impact on our consolidated financial statements.

In February 2015, FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU No. 2015-02”), which makes certain changes to both the variable interest model and the voting model, including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU No. 2015-02 was effective for us beginning January 1, 2016 and the adoption did not have a significant impact on our consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU No. 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. This guidance was effective for us beginning January 1, 2016 and the adoption did not have a significant impact on our consolidated financial statements.

In September 2015, FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments” (“ASU No. 2015-16”), which eliminates the requirement to retroactively revise comparative financial information for prior periods presented in financial statements due to changes in provisional amounts recorded for acquisitions in subsequent periods. Upon adoption, disclosure of the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized at the acquisition date are required. ASU No. 2015-16 was effective for us beginning January 1, 2016 and the adoption did not have a significant impact on our consolidated financial statements.

Accounting Standards Issued But Not Yet Effective

In May 2014, the FASB, issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU No. 2014-09”), which will replace most existing revenue recognition guidance in GAAP. The core principle of ASU No. 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU No. 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU No. 2014-09 will be effective for us beginning January 1, 2018, including interim periods in 2018, and allows for both retrospective and prospective methods of adoption. We are in the process of determining the method of adoption and assessing the impact of ASU No. 2014-09 on our consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, “Leases” (“ASU No. 2016-02”), which is intended to improve financial reporting about leasing transactions and requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU No. 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are continuing to evaluate this guidance.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU No. 2016-09”). ASU No. 2016-09 simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes and forfeitures, statutory tax withholding requirements and classification on the statement of cash flows. ASU No. 2016-09 is effective for the fiscal year beginning January 1, 2017 and we are currently evaluating the impact that the adoption of ASU No. 2016-09 may have on our consolidated financial statements and disclosures.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses” (“ASU No. 2016-13”), which requires measurement and recognition of expected credit losses for financial assets held. ASU No. 2016-13 is effective for us beginning January 1, 2019 and we are continuing to evaluate this guidance; however, we do not expect the adoption of ASU No. 2016-13 to have a significant impact on our consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15 “Classification of Certain Cash Receipts and Cash Payments”, which addresses eight specific cash flow issues with the objective of reducing existing diversity in practice. The guidance is effective for us as of January 1, 2018. Early application is permitted. The adoption of the new requirements is not expected to have a material impact on our consolidated cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU No. 2016-18”), which provides guidance on the classification of restricted cash in the statement of cash flows. ASU No. 2016-18 is effective for us for our fiscal year beginning January 1, 2018 and we do not expect the adoption of ASU No. 2016-18 to have a material effect on our consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 850): Clarifying the Definition of Business” (“ASU No. 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. ASU No. 2017-01 is effective for us beginning January 1, 2018 but early adoption is allowed. We are continuing to evaluate this guidance.

Off Balance Sheet Arrangements

As of December 31, 2016, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Subsequent Events

On February 16, 2017, our Board declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the periods from February 28, 2017 to March 30, 2017, from March 31, 2017 to April 27, 2017 and from April 28, 2017 to May 30, 2017, which distributions are expected to paid on March 31, 2017, April 28, 2017 and May 31, 2017, respectively. Distributions for these periods are calculated based on stockholders of record each day during these periods at a rate of (i) $0.000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to Class T shares of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.

On February 16, 2017, our Board authorized a stock dividend in the amount of 0.01 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on March 31, 2017. This stock dividend is expected to be issued on April 14, 2017. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.

We have evaluated subsequent events and determined that no events have occurred, other than those described above, which would require an adjustment to or additional disclosure in the consolidated financial statements.

Experts

The following information supplements the disclosure appearing on page 183 of the prospectus.

The consolidated financial statements and related financial statement schedule as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 and the period from June 15, 2014 through December 31, 2014, included in this registration statement and prospectus, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements	Page
Report of Independent Registered Public Accounting Firm	F- 1

Consolidated Balance Sheets at December 31, 2016 and 2015	F- 2

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2016 and 2015 and for the period from June 25, 2014 (inception) through December 31, 2014	F- 3

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2016 and 2015 and for the period from June 25, 2014 (inception) through December 31, 2014	F- 4

Consolidated Statements of Cash Flows for the Years Ended December 31, 2016 and 2015 and for the period from June 25, 2014 (inception) through December 31 2014	F- 5

Notes to Consolidated Financial Statements	F- 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder

Resource Innovation Office REIT, Inc.

We have audited the accompanying consolidated balance sheets of Resource Innovation Office REIT, Inc. (a Maryland corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2016 and the period from June 25, 2014 (date of inception) through December 31, 2014. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Resource Innovation Office REIT, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 and the period from June 25, 2014 (date of inception) through December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

March 29, 2017

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2016	2015
ASSETS
Investments:
Rental property, net	$6,506,252	$—
Identified intangible assets, net	864,103	—

	7,370,355	—

Cash	1,179,747	205,185
Restricted cash	39,975	—
Tenant receivables	53,473	—
Due from related parties	304	300
Contributions receivable	40,000	—
Deposits	2,100	—
Prepaid expenses and other assets	159,655	—
Deferred offering costs	3,968,481	—

Total assets	$12,814,090	$205,485

LIABILITIES AND EQUITY
Liabilities:
Mortgage note payable, net	$4,622,884	$—
Accounts payable and accrued expenses	233,168	—
Due to related parties	5,599,300	—
Security deposits	146,500	—
Distribution payable	12,927	—
Deferred revenue	13,323	—
Below market leases, net	114,559	—

Total liabilities	10,742,661	—

Equity:

Preferred stock (par value $0.01; 100,000,000 shares authorized, none issued and outstanding)	—	—
Class A common stock, par value $0.01; 125,000,000 shares authorized, 309,952 (including 1,542 shares declared as a stock dividend on November 26, 2016 and issued on January 13, 2017 and 6,000 unvested restricted shares) and 22,222 issued and outstanding, respectively;	3,100	222
Class T common stock, par value $0.01; 275,000,000 shares authorized, 155,728 (including 775 shares declared as a stock dividend on November 26, 2016 and issued on January 13, 2017) and 0 issued and outstanding, respectively;	1,557	—
Additional paid-in capital	3,623,957	204,778
Accumulated other comprehensive loss	(12,487)	—
(Accumulated deficit) retained earnings	(1,544,698)	485

Total stockholders’ equity	2,071,429	205,485

Total liabilities and equity	$12,814,090	$205,485

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended		For the period from June 25, 2014 (inception) through
	December 31,		December 31,
	2016	2015	2014
Revenues:
Rental income	$67,617	$—	$—
Tenant reimbursements	5,395	—	—

Total revenues	73,012	—	—

Expenses:
Rental operating	10,114	—	—
Real estate taxes	9,484	—	—
Acquisition costs	454,466	—	—
Property management fees	3,600	—	—
Asset management fees - related party	8,349	—	—
General and administrative	1,029,947	—	—
Depreciation and amortization expense	44,511	—	—

Total expenses	1,560,471	—	—

(Loss) income before other income (expense)	(1,487,459)	—	—
Other income (expense):
Interest expense	(20,073)	—	—
Interest income	3,997	300	185

Total other income (expense):	(16,076)	300	185

Net (loss) income	$(1,503,535)	$300	$185

Other comprehensive loss:
Designated derivative, fair value adjustment	(12,487)	—	—

Comprehensive (loss) income	$(1,516,022)	$300	$185

Class A common stock:
Net (loss) income attributable to Class A common stockholders	$(1,285,148)	$300	$185

Net (loss) income per Class A share, basic and diluted	$(5.25)	$0.0134	$0.0083

Weighted-average number of Class A common shares outstanding, basic and diluted	244,878	22,334	22,334

Class T common stock:
Net (loss) income attributable to Class T common stockholders	$(218,387)	$—	$—

Net (loss) income per Class T share, basic and diluted	$(5.22)	$—	$—

Weighted-average number of Class T common shares outstanding, basic and diluted	41,848	—	—

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015 AND FOR THE PERIOD FROM JUNE 25, 2014 (INCEPTION) THROUGH DECEMBER 31, 2014

	Shares		Amount		Additional	Accumulated Other	Retained Earnings/	Total
	A Shares	T Shares	A Shares	T Shares	Paid-in Capital	Comprehensive Loss	(Accumulated Deficit)	Stockholders’ Equity
Balance at June 25, 2014 (inception)	—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock	14,815	—	148	—	199,852	—	—	200,000
Common stock split	7,407	—	74	—	(74)	—	—	—
Net income	—	—	—	—	—	—	185	185

Balance at December 31, 2014	22,222	—	222	—	199,778	—	185	200,185
Contribution from Resource Innovation Office SLP, LLC	—	—	—	—	5,000	—	—	5,000
Net income	—	—	—	—	—	—	300	300

Balance at December 31, 2015	22,222	—	222	—	204,778	—	485	205,485

Issuance of common stock	263,667	154,903	2,637	1,549	4,034,646	—	—	4,038,832
Offering costs (including commissions)	—	—	—	—	(635,826)	—	—	(635,826)
Distributions declared	—	—	—	—	—	—	(18,891)	(18,891)
Stock distributions	17,972	775	180	7	22,570	—	(22,757)	—
Common stock issued through distribution reinvestment plan	91	50	1	1	1,320	—	—	1,322
Stock based compensation	6,000	—	60	—	1,469	—	—	1,529
Reclassification of special limited partnership units	—	—	—	—	(5,000)	—	—	(5,000)
Other comprehensive loss	—	—	—	—	—	(12,487)	—	(12,487)
Net loss	—	—	—	—	—	—	(1,503,535)	(1,503,535)

Balance at December 31, 2016	309,952	155,728	$3,100	$1,557	$3,623,957	$(12,487)	$(1,544,698)	$2,071,429

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended		For the Period from June 25, 2014 (inception) through
	December 31,		December 31,
	2016	2015	2014
Cash flows from operating activities:
Net (loss) income	$(1,503,535)	$300	$185
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	44,511	—	—
Amortization of deferred financing costs	3,681	—	—
Amortization of above and below market leases, net	2,781	—	—
Promote fee compensation	5,100	—	—
Stock based compensation	1,529	—	—
Changes in operating assets and liabilities:
Restricted cash	(5,711)	—	—
Tenant receivables	(29,504)	—	—
Due from related parties	93	(300)	—
Deferred rent	13,323	—	—
Prepaid expenses and other assets	(151,900)	—	—
Due to related parties	1,167,490	—	—
Accounts payable and accrued expenses	95,036	—	—

Net cash (used in) provided by operating activities	(357,106)	—	185

Cash flows from investing activities
Property acquisition	(2,509,674)	—	—

Net cash used in investing activities	(2,509,674)	—	—

Cash flows from financing activities:
Net proceeds from issuance of common shares	3,877,609	—	200,000
Proceeds from issuance of special limited partnership units	—	5,000	—
Payment of deferred financing costs	(23,625)	—	—
Repayments on borrowings	(8,000)	—	—
Distributions paid on common stock	(4,642)	—	—

Net cash provided by financing activities	3,841,342	5,000	200,000

Net increase in cash	974,562	5,000	200,185
Cash at beginning of period	205,185	200,185	—

Cash at end of period	$1,179,747	$205,185	$200,185

The accompanying notes are an integral part of these consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 - NATURE OF BUSINESS AND OPERATIONS

Resource Innovation Office REIT, Inc. (the “Company”) was organized in Maryland on June 25, 2014. The Company is offering up to $1.1 billion of shares of its common stock, consisting of up to $1.0 billion of shares in its primary offering in any combination of Class A and Class T shares and up to $100.0 million of shares pursuant to its distribution reinvestment plan (the “DRIP”) in any combination of Class A and Class T shares (the “Offering”). The initial price for shares in the primary offering is $10.00 per share for Class A and $9.47 per share for Class T. The initial price for shares offered pursuant to the DRIP is $9.60 per share for Class A and $9.09 per share for Class T. The Company will determine its net asset value (“NAV”) on a date (the “NAV Pricing Date”) no later than July 12, 2018, which is two years and 150 days after the Company broke escrow on the Offering. Commencing on the NAV Pricing Date, if the primary offering is ongoing, the Company will offer Class A and Class T shares in the primary offering at a price equal to its NAV per share for Class A and Class T shares, respectively, plus applicable selling commissions and dealer manager fees, and pursuant to the DRIP at a price equal to 96% of the new primary offering price. If the Company’s primary offering is not ongoing on the NAV Pricing Date, or on the date of any subsequent NAV pricing, it will offer Class A and Class T shares pursuant to the DRIP at a price equal to 96% of the most recently determined NAV per share for Class A and Class T shares respectively. The Company will update its NAV at least annually following the NAV Pricing Date and further adjust the per share price in the primary offering and DRIP accordingly.

The Company qualifies as an emerging growth company and has adopted a fiscal year ending December 31. Resource Innovation Office Advisor, LLC (the “Advisor”), which is an indirect wholly-owned subsidiary of Resource America, Inc. (“RAI”), contributed $200,000 to the Company in exchange for 14,815 shares of common stock on July 30, 2014. On December 30, 2014, the Company paid a stock dividend of one-half of a share of common stock for each outstanding share of common stock. In April 2015, Resource Innovation Office SLP, LLC (“Resource Innovation Office SLP”), a wholly-owned subsidiary of the Advisor, contributed $5,000 to Resource Innovation Office OP, LP, the Company’s operating partnership (the “OP”), in exchange for 500 special limited partnership units. These interests are presented on the consolidated balance sheets as part of the Promote Fee obligation included in accounts payable and accrued expenses. On September 29, 2015, the Company converted all outstanding shares of its common stock to Class A shares. On February 16, 2016, RAI purchased $2.0 million or 222,227 shares of Class A common stock in the Offering.

On September 8, 2016, RAI was acquired by C-III Capital Partners, LLC (“C-III”), a leading commercial real estate services company engaged in a broad range of activities. C-III controls our Advisor, Resource Securities, Inc., (“Resource Securities”) the Company’s dealer manager, and Resource Innovation Office Manager, LLC, the Company’s property manager; C-III also controls all of the Company’s shares held by RAI.

On February 16, 2016, the Company satisfied the $2.0 million minimum offering amount for its initial public offering, excluding shares purchased by residents of Pennsylvania, New York and Washington. As a result, the Company has broken escrow and issued shares of common stock in the Offering. Subscription payments received from residents of Pennsylvania and Washington will continue to be held in escrow until the Company has received aggregate subscriptions of at least $50.0 million and $10.0 million, respectively. In June 2016, we broke escrow in New York. Having raised the minimum offering, the offering proceeds were released by the escrow agent to the Company for all states other than Pennyslvania and Washington.

The Company expects that its portfolio will consist primarily of office buildings that are located in U.S. cities that attract a young, creative and educated labor force and provide a collaborative office environment to companies competing for talented employees. The Company also expects that, to a lesser extent, its portfolio will consist of real estate debt which is secured by office buildings having the same characteristics. The Company does not expect that debt investments will comprise more than 25% of its portfolio, following the investment of all of the net proceeds from its primary offering. The Company cannot predict, however, the actual allocation of net proceeds from its offering between property acquisitions and debt investments at this time because this allocation will depend, in part, on market conditions and investment opportunities and on the amount of financing that the Company is able to obtain with respect to the types of assets in which it seeks to invest.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The Company intends to elect and qualify to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under the provisions of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2017. As such, to maintain its REIT qualification for U.S. federal income tax purposes, the Company is generally required to distribute at least 90% of its net income (excluding net capital gains) to its stockholders as well as comply with certain other requirements. Accordingly, following its REIT qualification, the Company generally will not be subject to U.S. federal income taxes to the extent that it annually distributes all of its REIT taxable income to its stockholders. The Company also intends to operate its business in a manner that will permit it to maintain its exemption from registration under the Investment Company Act of 1940, as amended.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States (“GAAP”).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

Subsidiaries
Resource Innovation Office Holdings, LLC
Resource Innovation Office OP, LP
RRE Sunnyside Holdings, LLC

All investment properties are owned through subsidiaries which are wholly-owned by the OP. All intercompany accounts and transactions have been eliminated in consolidation.

Concentration of Concentration Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist of periodic temporary deposits of cash. At December 31, 2016, the Company had $1,185,635 of deposits at various banks, $450,652 of which were over the insurance limit of the Federal Deposit Insurance Corporation. No losses have been experienced on such deposits.

As of December 31, 2016, the Company’s real estate investment in Chicago, Illinois represented 100% of the Company’s real estate assets. As a result, the geographic concentration of the Company’s portfolio makes it particularly susceptible to adverse economic developments in the Chicago, Illinois real estate market. Any adverse economic or real estate developments in this markets, such as business layoffs or downsizing, industry slowdowns, relocations of businesses, changing demographics and other factors, or any decrease in demand for office space resulting from the local business climate, could adversely affect the Company’s operating results and its ability to make distributions to stockholders.

Earnings per Share

Basic earnings per share are computed by dividing net income (loss) attributable to common stockholders for each period by the weighted-average common shares outstanding during the period for each share class. Diluted net income (loss) per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted to common stock. For the purposes of calculating earnings per share, all common shares and per share information in the financial statements have been retroactively adjusted for the effect of any stock distributions and stock splits.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate Investments

The Company records acquired real estate at fair value at its acquisition date. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company estimates that the useful lives of its assets by class will be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Tenant improvements	Shorter of lease term or expected useful life of the related building
Lease intangibles	Remaining term of related lease

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company will review the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition.

These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors.

If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income. There were no impairment losses recorded on long lived assets during the years ended December 31, 2016 or 2015 or for the period from June 25, 2014 through December 31, 2014.

Loans Held for Investment

Acquired real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan is deemed to be impaired, the Company will record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of the Company’s real estate loans receivable and an overstatement of the Company’s net income.

The Company may acquire real estate loans at a discount due to credit quality. Revenues from these loans are recorded under the effective interest method. Under this method an effective interest rate (“EIR”) is applied to the cost basis of the real estate loan receivable. The EIR that is calculated when the real estate loan receivable is acquired remains constant and is the basis for subsequent impairment testing and income recognition. If the amount and timing of future cash collections are not reasonably estimable, the Company accounts for the real estate receivable on the cost recovery method. Under the cost recovery method of accounting, no income is recognized until the basis of the real estate loan receivable has been fully recovered.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Interest income from loans receivable will be recognized based on the contractual terms of the debt instrument. Fees related to any buydown of the interest rate will be deferred as prepaid interest income and amortized over the term of the loan as an adjustment to interest income. Direct costs related to the purchase of a loan receivable will be amortized over the term of the loan and accreted as an adjustment against interest income.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is the Company’s policy to allocate the purchase price of properties to acquired tangible assets, consisting of land, building, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, other value of in-place leases and tenant origination costs which consists of lease commissions and legal fees, based in each case on their fair values.

In-place leases represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value will be amortized to expense over the average remaining terms of the respective in-place leases, including any below-market renewal periods. Should a tenant terminate its lease, the unamortized portion of the in-place lease value would be charged to expense in that period.

The Company records above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any capitalized above-market or below-market lease values as an increase or reduction to rental income over the remaining non-cancelable terms of the respective leases, which the Company expects will range from 1 month to 10 years.

The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases, or lease origination costs, including leasing commissions and legal and other related expenses to the extent that such costs have not already been incurred in connection with a new lease origination as part of the transaction.

The determination of the fair value of the assets and liabilities acquired requires the use of significant assumptions with regard to current market rental rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the fair value of these assets and liabilities, which could impact the amount of the Company’s reported net income. These estimates are subject to change until all information is finalized, which is generally within one year of the acquisition date.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease and will include amounts expected to be received in later years in deferred rents. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred.

The Company makes estimates of the collectability of its tenant receivables related to base rents, including straight-line rentals, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company’s net income because a higher bad debt reserve results in less net income. At December 31, 2016 and 2015, there were no allowances for uncollectible receivables.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Income Taxes

The Company intends to elect and qualify to be taxed as a REIT, commencing with the taxable year ending December 31, 2017. Accordingly, the Company will generally not be subject to corporate U.S. federal or state income tax to the extent that it makes qualifying distributions to its stockholders, and provided it satisfies on a continuing basis, through actual investment and operating results, the REIT requirements including certain asset, income, distribution and stock ownership tests. If the Company fails to qualify as a REIT, and does not qualify for certain statutory relief provisions, it will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which it lost its REIT qualification. Accordingly, the Company’s failure to qualify as a REIT could have a material adverse impact on its results of operations and amounts available for distribution to its stockholders.

The dividends paid deduction of a REIT for qualifying dividends to its stockholders is computed using the Company’s taxable income as opposed to net income reported on the financial statements. Taxable income, generally, will differ from net income reported on the financial statements because the determination of taxable income is based on tax provisions and not financial accounting principles.

The Company may elect to treat certain of its subsidiaries as taxable REIT subsidiaries (“TRSs”). In general, a TRS may hold assets and engage in activities that it cannot hold or engage in directly and generally may engage in any real estate or non-real estate-related business. A TRS is subject to U.S. federal, state and local corporate income taxes.

While a TRS may generate net income, a TRS can declare dividends to the Company which will be included in the Company’s taxable income and necessitate a distribution to its stockholders. Conversely, if the Company retains earnings at a TRS level, no distribution is required and the Company can increase book equity of the consolidated entity.

Stock compensation

The Company accounts for stock compensation in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Compensation-Stock Compensation” which requires that the estimated fair value of restricted stock awards at the grant date vest ratably over the appropriate vesting period. In addition, the special limited partnership units are been valued using a Black-Scholes model.

Organization and Offering Costs

The Company incurs organizational, accounting, and offering costs in pursuit of its financing. Organization and offering costs of the Company are initially being paid by the Advisor on behalf of the Company. Organization costs are expensed as incurred and include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.

Pursuant to the advisory agreement between the Company and the Advisor (the “Advisory Agreement”), the Company is obligated to reimburse the Advisor for organization and offering costs (including selling commissions and dealer manager fees) paid by the Advisor on behalf of the Company, up to an amount equal to 15% of gross proceeds from the Offering.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Through December 31, 2016, the Company has charged $439,611 to equity for the payment of offering costs consisting of accounting, advertising, allocated payroll, due diligence, marketing, legal, printing and similar costs. As of December 31, 2016, the Advisor has advanced $4.4 million of these costs on behalf of the Company, of which $4.0 million has been deferred as of December 31, 2016. A portion of deferred offering costs will be charged to equity upon the sale of each share of common stock sold under the Offering. Such costs will only become a liability of the Advisor to the extent that selling commissions, dealer manager fees and organization and offering costs incurred by the Company exceed 15% of the gross proceeds of the initial public offering. If, however, the Company raises the maximum offering amount in the primary offering and under the DRIP, organization and offering expenses (excluding selling commissions and the dealer manager fee) are estimated to be approximately 1% of the gross proceeds of the initial public offering. When recorded by the Company, organization costs are expensed as incurred, which include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company. There can be no assurance that the Company’s plans to raise capital will be successful.

Outstanding Class T shares issued in the Company’s primary offering are subject to a 0.083% (one twelfth of 1%) of the share purchase price monthly distribution and shareholder servicing fee for five years from the date on which such share is issued. The Company will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fifth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from the Company’s primary offering (i.e., excluding proceeds from sales pursuant to its DRIP); (ii) the date on which the Company lists its common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which the Company is a party and in which the common stock is exchanged for cash or other securities. The Company cannot predict if or when any of these events will occur. For issued Class T shares, the Company has accrued an estimate of $73,347 for the total distribution and shareholder servicing fee for the full five year period at December 31, 2016 based on a total of 5% for all Class T shares sold. The Company records distribution and stockholder serving fees as a reduction to additional paid-in capital and the related liability in an amount equal to the maximum fees payable in relation to the Class T shares on the date the shares are issued. The liability will be relieved over time, as the fees are paid to the Dealer Manager, or it will be adjusted if the fees are no longer payable pursuant to the conditions described above.

Recent Accounting Pronouncements

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” Under the new guidance, an entity should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this new requirement did not have an impact on the Company’s consolidated financial statements.

In January 2015, the FASB, issued ASU No. 2015-01, “Income Statement - Extraordinary and Unusual Items (Subtopic 225-20), Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items” (“ASU No. 2015-01”). The amendments in ASU No. 2015-01 eliminate from GAAP the concept of extraordinary items. Although the amendment will eliminate the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary, the presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. ASU No. 2015-01 was effective for the Company on January 1, 2016. The adoption of ASU No. 2015-01 did not have a significant impact on the Company’s consolidated financial statements.

In February 2015, FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” (“ASU No. 2015-02”), which makes certain changes to both the variable interest model and the voting model,

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

including changes to (1) the identification of variable interests (fees paid to a decision maker or service provider), (2) the variable interest entity characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. ASU No. 2015-02 was effective for the Company beginning January 1, 2016 and the adoption did not have a significant impact on its consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (“ASU No. 2015-03”), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. This guidance was effective for the Company beginning January 1, 2016 and the adoption did not have a significant impact on its consolidated financial statements.

In September 2015, FASB issued ASU No. 2015-16, “Simplifying the Accounting for Measurement-Period Adjustments” (“ASU No. 2015-16”), which eliminates the requirement to retroactively revise comparative financial information for prior periods presented in financial statements due to changes in provisional amounts recorded for acquisitions in subsequent periods. Upon adoption, disclosure of the amounts recorded in current-period earnings that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized at the acquisition date are required. ASU No. 2015-16 was effective for the Company beginning January 1, 2016 and the adoption did not have a significant impact on its consolidated financial statements.

Accounting Standards Issued But Not Yet Effective

In May 2014, FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU No. 2014-09”), which will replace most existing revenue recognition guidance in GAAP. The core principle of ASU No. 2014-09 is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASU No. 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. ASU No. 2014-09 will be effective for the Company beginning January 1, 2018, including interim periods in 2018, and allows for both retrospective and prospective methods of adoption. The Company is in the process of determining the method of adoption and assessing the impact of ASU No. 2014-09 on the Company’s consolidated financial statements.

In February 2016, FASB issued ASU No. 2016-02, “Leases” (“ASU No. 2016-02”), which is intended to improve financial reporting about leasing transactions and requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. ASU No. 2016-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is continuing to evaluate this guidance.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU No. 2016-09”). ASU 2016-09 simplifies several aspects related to the accounting for share-based payment transactions, including the accounting for income taxes and forfeitures, statutory tax withholding requirements and classification on the statement of cash flows. ASU No. 2016-09 is effective for the fiscal year beginning January 1, 2017 and the Company is currently evaluating the impact that the adoption of ASU No. 2016-09 may have on its consolidated financial statements and disclosures.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses” (“ASU ASU No. 2016-13”), which requires measurement and recognition of expected credit losses for financial assets held. ASU No. 2016-13 is effective for the Company beginning January 1, 2019. The Company is continuing to evaluate this guidance; however, it does not expect the adoption of ASU No. 2016-13 to have a significant impact on its consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15 “Classification of Certain Cash Receipts and Cash Payments”, which addresses eight specific cash flow issues with the objective of reducing existing diversity in practice. The guidance is effective for the Company as of January 1, 2018. Early application is permitted. The adoption of the new requirements is not expected to have a material impact on the Company’s consolidated cash flows.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” (“ASU No. 2016-18”), which provides guidance on the classification of restricted cash in the statement of cash flows. ASU No. 2016-18 is effective for the Company’s fiscal year beginning January 1, 2018 and the Company does not expect the adoption of ASU No. 2016-18 to have a material effect on our consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 850): Clarifying the Definition of Business” (“ASU No. 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of businesses. ASU No. 2017-01 is effective for the Company beginning January 1, 2018 but early adoption is allowed. The Company is continuing to evaluate this guidance.

NOTE 3 - EARNINGS PER SHARE

In accordance with the FASB ASC 260-10-45, “Earnings Per Share”, the Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on their relative percentage of each class of shares to the total number of outstanding shares. The Company does not have any participating securities outstanding other than Class A common stock and Class T common stock during the periods presented.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

	For the Year Ended		For the period from June 25, 2014 (inception) through
	December 31,		December 31,
	2016	2015	2014
Net (loss) income	$(1,503,535)	$300	$185
Less: Class A common stock cash distributions declared	15,004	—	—
Less: Class T common stock cash distributions declared	3,887	—	—

Undistributed net (loss) income attributable to common stockholders	$(1,522,426)	$300	$185

Class A common stock:
Undistributed net (loss) income attributable to Class A common stockholders	(1,300,152)	300	185
Class A common stock cash distributions declared	15,004	—	—

Net (loss) income attributable to Class A common stockholders	$(1,285,148)	$300	$185

Net (loss) income per Class A common share, basic and diluted	$(5.25)	$0.0134	$0.0083

Weighted-average number of Class A common shares outstanding, basic and diluted	244,878	22,334	22,334

Class T common stock:
Undistributed net (loss) income attributable to Class T common stockholders	(222,274)	—	—
Class T common stock cash distributions declared	3,887	—	—

Net (loss) income attributable to Class T common stockholders	$(218,387)	$—	$—

Net (loss) income per Class T common share, basic and diluted	$(5.22)	$—	$—

Weighted-average number of Class T common shares outstanding, basic and diluted	41,848	—	—

Due to reported losses for the year ended December 31, 2016, unvested restricted shares and common shares potentially issuable to settle accrued distributions are excluded from the calculation of diluted earnings per share calculations, as their inclusion would be anti-dilutive. In addition, earnings per share excludes any dilution from the contingently issuable shares for the special limited partnership units (see Note 9).

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

NOTE 4 - SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents the Company’s supplemental cash flow information:

	Years Ended		For the period from June 25, 2014 (inception) through
	December 31,		December 31,
	2016	2015	2014
Non-cash financing and investing activities:
Offering costs payable to related parties	$4,357,726	$—	$—

Stock issued from distribution reinvestment plan	$1,322	$—	$—
Stock distributions issued	$22,757	$—	$—
Cash distributions on common stock declared but not yet paid	$12,927	$—	$—

Mortgage proceeds used to directly settle property acquisition	$4,725,000	$—	$—

Cash paid during the period for:
Interest	$9,255	$—	$—

NOTE 5 - ACQUISITION

Real Estate Investment

On November 22, 2016, the Company, through its wholly-owned subsidiary, purchased a commercial property located in Chicago, Illinois (“Sunnyside”). Sunnyside is a three-story commercial building with four loft office units located on the two upper floors and two retail units at street level. Sunnyside was constructed in 1929 and is currently fully leased.

The contract price for the Property was $7,250,000, excluding closing costs. The Company funded the purchase price with proceeds from its initial Offering and debt proceeds. The Company has no plans to renovate or develop Sunnyside and intends to continue leasing the property’s rentable square footage for use as retail and office space.

The table below summarizes the acquisition and the respective fair value assigned:

Property	City and State	Date of Acquisition	Purchase Price (1)	Land	Building and Improvements	Tenant Improvements	Intangible Assets	Other Assets	Liabilities	Fair Valued Assigned
Sunnyside Commons	Chicago, Illinois	11/22/2016	$7,250,000	$435,547	$5,856,434	$236,283	$891,156	$23,969	$(193,389)	$7,250,000

(1)	Purchase price excludes closing costs and acquisition expenses.

The initial purchase price allocation is incomplete at December 31, 2016 as the Company has not finalized the amount to be paid for real estate taxes, for which the Company included an estimate of $77,057 in its initial purchase price allocation reflected above.

The supplemental pro forma financial information set forth below is based on historical financial statements giving effect to the Sunnyside acquisition as of the beginning of the fiscal year ended December 31, 2015. This pro forma information

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

does not purport to represent what the actual results of operations of the Company would have been had the acquisition occurred on this date, nor does it purport to predict the results of operations for future periods:

	For the Year Ended	For the Year Ended
	December 31, 2016	December 31, 2015
	(unaudited)	(unaudited)
Revenues	$583,567	$417,890
Net loss	$(1,256,805)	$(792,299)

Total revenues, rental operating expenses, real estate taxes, acquisition costs and property management fees included on the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2016 are attributable to Sunnyside.

NOTE 6 - RENTAL PROPERTY, NET

The following table presents the Company’s investments in rental properties (in thousands):

	December 31,
	2016	2015
Land	$435,547	$—
Building and improvements	5,856,434	—
Tenant improvements	236,283	—

	6,528,264	—
Less: accumulated depreciation	(22,012)	—

	$6,506,252	$—

Depreciation expense for the years ended December 31, 2016 and 2015 and for the period from June 25, 2014 (inception) through December 31, 2014 was $22,012, $0 and $0, respectively.

Operating Leases

The Company’s real property is leased to tenants under operating leases for which the terms and expirations vary. As of December 31, 2016, the leases, excluding options to extend, had remaining terms of up to 11.3 years with a weighted-average remaining term of 5.3 years. Some of the leases have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to lease other space at the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from tenants in the form of a cash deposit and or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash and assumed in real estate acquisitions related to tenant leases are included in Security deposits in the accompanying consolidated balance sheets and totaled $146,500 and $0 as of December 31, 2016 and 2015, respectively.

During the years ended December 31, 2016 and 2015 and for the period from June 25, 2014 (inception) through December 31, 2014, the Company recognized deferred rent from tenants of $12,414, $0 and $0, respectively. As of December 31, 2016 and 2015 for the period from June 25, 2014 (inception) through December 31, 2014, the cumulative deferred rent liability balance was $13,323, $0 and $0, respectively. The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

As of December 31, 2016, the future minimum rental income from the Company’s property under non-cancelable operating leases was as follows:

2017	$601,945
2018	507,539
2019	607,415
2020	613,139
2021	628,590
Thereafter	3,016,581

$5,975,209

As of December 31, 2016, the Company’s real estate property was leased to six tenants. The table below presents the nature of the tenant business and principal provisions of each lease for those tenants that comprise greater than 10% of annualized base rent:

Principal nature of business	Lease Start	Lease End	Annual Base Rent	% of Aggregate Annual Rent
Consumer retail	1/16/2015	5/31/2025	$139,212	22.5%
Healthcare (non-profit) (1)	7/22/2016	3/31/2028	$95,460	15.5%
Real Estate	11/22/2016	3/31/2018	$198,908	32.2%
Healthcare (non-profit)	12/18/2013	12/17/2023	$64,280	10.4%
Consumer retail	9/16/2015	9/30/2022	$74,800	12.1%

(1)	Amount disclosed for annual base rent excludes the effect of two months free rent of $15,598. In addition, on April 1, 2018, this tenant will occupy an additional 8,864 square feet when the current tenants lease ends for a term of ten years and will pay initial annual rent of $206,383, which excludes the effect of seven months of free rent of $120,181.

NOTE 7 - IDENTIFIED INTANGIBLE ASSETS, NET AND LIABILITIES, NET

At December 31, 2016, the Company’s acquired in-place leases, tenant origination costs, above-market lease intangible assets and below market lease liabilities were as follows:

	Acquired In- Place Leases	Lease Origination costs	Above- Market Lease Assets	Total Intangible assets	Below-Market Lease Liabilities
Cost	$356,507	$292,122	$242,527	$891,156	$(116,332)
Accumulated amortization	(12,272)	(10,228)	(4,553)	(27,053)	1,773

Net	$344,235	$281,894	$237,974	$864,103	$(114,559)

Since the Company acquired the property in 2016, the balance in accumulated amortization reflects the amortization expense for 2016.

Rental income included amortization from acquired above market leases of $4,553, $0 and $0 in 2016, 2015 and for the period from June 25, 2014 through December 31, 2014, respectively offset by amortization of acquired below market leases of $1,773, $0 and $0 in 2016, 2015 and for the period from June 25, 2014 through December 31, 2014, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The remaining unamortized balance for these outstanding intangible assets and liabilities are expected to be amortized for the years ending December 31, assuming no early lease terminations, as follows:

	Acquired In-Place Leases	Origination costs	Above-Market Lease Assets	Below-Market Lease Liabilities
2017	$113,282	$94,408	$42,024	$(16,366)
2018	58,108	47,691	39,975	(16,366)
2019	32,914	25,945	25,043	(16,366)
2020	29,513	22,858	17,919	(16,366)
2021	29,513	22,858	17,919	(16,366)
Thereafter	80,905	68,134	95,094	(32,729)

	$344,235	$281,894	$237,974	$(114,559)

Weighted average remaining amortization period	5 years, 11 months	5 years, 11 months	8 years, 2 months	7 years

NOTE 8 - MORTGAGE NOTES PAYABLE

The Company entered into a $4,725,000 mortgage for the purchase of Sunnyside in November 2016. The loan requires monthly fixed principal and interest payments based on the one-month LIBOR plus 2.50%, or 3.20% at December 31, 2016. The maturity date of the loan is November 22, 2019. The loan is guaranteed by RAI until such time as the Company has achieved a minimum net worth of $8.0 million. The loan requires a minimum debt service coverage for the annual period beginning December 31, 2017.

The following is a summary of the mortgage notes payable:

	Outstanding borrowings	Deferred Finance Costs	Carrying Value	Carrying Value
Collateral	December 31, 2016			December 31, 2015	Average Monthly Debt Service	Average Monthly Escrows
Sunnyside	$4,717,000	(94,116)	$4,622,884	$—	$19,875	$5,711

Deferred financing costs incurred to obtain financing are amortized over the term of the related debt. During the year ended December 31, 2016, amortization of $3,681 of deferred financing costs was included in interest expense. Accumulated amortization as of December 31, 2016 was $3,681. Estimated amortization of the existing deferred financing costs for the next five years ending December 31, and thereafter is as follows:

2017	$33,207
2018	32,524
2019	28,385

$94,116

Annual principal payments on the mortgage note payable for each of the next five years ending December 31, and thereafter is as follows:

2017	$96,000
2018	96,000
2019	4,525,000

$4,717,000

As of December 31, 2016 and 2015, the Company had $39,975 and $0, respectively, of restricted cash related to escrow deposits held by the mortgage lender for real estate taxes.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

NOTE 9 - RELATED PARTY TRANSACTIONS

The Company is externally managed and advised by the Advisor. Pursuant to the terms of the Advisory Agreement, the Advisor provides the Company with its management team, including its officers, along with appropriate support personnel. The Advisor will be reimbursed for the Company’s allocable share of costs for Advisor personnel, including allocable personnel salaries and benefits. Each of the Company’s officers is an employee of Resource Real Estate, Inc. (the “Sponsor”), which is the Advisor’s parent company, the Company’s sponsor and a wholly-owned subsidiary of RAI. The Company does not expect to have any employees. The Advisor, or its employees, are not obligated to dedicate any specific portion of its or their time to the Company’s business. The Advisor and any employees of the Sponsor acting on behalf of the Advisor are at all times subject to the supervision and oversight of the Company’s board of directors and has only such functions and authority as the Company delegates to it.

During the course of the offering, the Advisor will provide offering-related services to the Company and will pay for costs incurred on behalf of the Company for both operating costs and organization and offering costs. These amounts will be reimbursed to the Advisor from the proceeds from the Offering although there can be no assurance that the Company’s plans to raise capital will be successful. As of December 31, 2016, the Advisor has incurred organization and offering costs on a cumulative basis on behalf of the Company of approximately $4.4 million.

Relationship with the Advisor

The Advisory Agreement has a one-year term and renews for an unlimited number of successive one-year terms upon the approval of the four independent directors of the Company’s board of directors. Under the Advisory Agreement, the Advisor will receive fees and will be reimbursed for its expenses as set forth below:

Acquisition fees. The Advisor will earn an acquisition fee of 2.0% of the cost of investments acquired on behalf of the Company, plus any capital expenditure reserves allocated, or the amount funded by the Company to acquire loans, including acquisition expenses and any debt attributable to such investments.

Asset management fees. The Advisor will earn a monthly asset management fee equal to 0.083% (one-twelfth of 1.00%) of the cost of each asset at the end of each month, without deduction for depreciation, bad debts or other non-cash reserves. The asset management fee is based only on the portion of the costs or value attributable to the Company’s investment in an asset if the Company does not own all of an asset and does not manage or control the asset.

Disposition fees. The Advisor will earn a disposition fee in connection with the sale of a property equal to the lesser of one-half of the aggregate brokerage commission paid, or if none is paid, 2.0% of the contract sales price.

Debt financing fees. The Advisor will earn a debt financing fee equal to 0.5% of the amount available under any debt financing obtained for which it provided substantial services.

Expense reimbursements. The Company also will pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor or its affiliates on behalf of the Company or in connection with the services provided to the Company in relation to its public offering, including its DRIP. This includes all organization and offering costs of up to 15.0% of gross offering proceeds. Reimbursements also include expenses the Advisor incurs in connection with providing services to the Company, including the Company’s allocable share of costs for Advisor personnel and overhead, out-of-pocket expenses incurred in connection with the selection and acquisition of properties or other real estate related debt investments, whether or not the Company ultimately acquires the investment. However, the Company will not reimburse the Advisor or its affiliates for employee costs in connection with services for which the Advisor earns acquisition or disposition fees.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Relationship with Resource Innovation Office Manager, LLC

Resource Innovation Office Manager, LLC (the “Property Manager”), an affiliate of the Advisor, manages real estate properties and real estate-related debt investments and coordinates the leasing of, and manages construction activities related to the Company’s real estate property pursuant to the terms of the management agreement with the Property Manager.

Property management fees. The Property Manager will earn a property management fee expected to range from 2.5% to 4.0% of actual gross cash receipts from the operations of real property investments that it manages and a 1.0% oversight fee on any real property investments that are managed by third parties provided that the aggregate of any non-affiliated third party management fee plus the oversight fee will not exceed 4.0%. At December 31, 2016, the Company’s only property is managed by an unaffiliated third party and no amount was paid to the Property Manager for oversight fees.

Construction management fees. The Property Manager will earn a construction management fee expected to range from 3.0% to 5.0% of actual aggregate costs to construct improvements, or to repair, rehab or reconstruct a property.

Tenant construction management fees. The Property Manager will earn a tenant construction management fee, payable by tenants pursuant to their leases, or if payable to the landlord, equal to the direct costs incurred by the Property Manager if services are provided by off-site employees.

Debt servicing fees. The Property Manager will earn a debt servicing fee equal to 0.5% on payments received from loans held by the Company for investment.

Expense reimbursement. During the ordinary course of business, the Property Manager or other affiliates of RAI may pay certain shared operating expenses on behalf of the Company.

Relationship with Resource Securities

Resource Securities, an affiliate of the Advisor, serves as the Company’s dealer manager and is responsible for marketing the Company’s shares during the Offering. Pursuant to the terms of the dealer manager agreement with the Dealer Manager, the Company pays the Dealer Manager a selling commission of up to 7.0% of gross primary offering proceeds from the sale of Class A shares and up to 2% of gross offering proceeds from the sale of Class T shares and a dealer manager fee of up to 3.0% of gross offering proceeds from the sale of Class A and Class T shares. The Dealer Manager reallows all selling commissions earned and a portion of the dealer manager fee as a marketing fee to participating broker-dealers. No selling commissions or dealer manager fees are earned by the Dealer Manager in connection with sales under the DRIP. Additionally, the Company may reimburse the Dealer Manager for bona fide due diligence expenses.

Resource Securities will be paid an annual fee of 1.0% of the purchase price (or, once reported, the NAV) per share of Class T common shares sold in the primary offering for five years from the date on which each shares is issued up to a total of 5.0%.

The differences between the Class A and Class T shares relate to the fees and selling commissions payable with respect to each class and the differing distribution amounts and expense allocations due to differing ongoing fees and expenses. The per share amount of distributions on Class T shares will likely be lower than the distributions on the Class A shares for so long as the distribution and shareholder servicing fee applies because this fee is a class-specific expense. The following table summarizes the differences in fees and selling commissions between the classes of common stock:

	Class A Share	Class T Share
Initial Offering Price	$10.00	$9.47
Selling Commissions (per share)	7.0%	2.0%
Dealer Manager Fee (per share)	3.0%	3.0%
Annual Distribution and Shareholder Servicing Fee (1)	None	1.0%
Initial Offering Price Under the DRIP	$9.60	$9.09

[1]	Each outstanding Class T share issued in the primary offering is subject to an annual distribution and shareholder servicing fee for five years from the date on which such share is issued. The Company will cease paying the distribution and shareholder servicing fee on each Class T share prior to the fifth anniversary of its issuance on the earliest of the following, should any of these events occur: (i) the date at which, in the aggregate, underwriting compensation from all sources equals 10% of the gross proceeds from the Company’s primary offering (i.e., excluding proceeds from sales pursuant to our DRIP); (ii) the date on which the Company lists its common stock on a national securities exchange; and (iii) the date of a merger or other extraordinary transaction in which the Company is a party and in which the common stock is exchanged for cash or other securities. The Company cannot predict if or when any of these events will occur.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

In the case of a Class T share purchased in the primary offering at a price equal to $9.47, the maximum distribution and shareholder servicing fee that may be accrued on that Class T share will equal $0.47 . However, because the Company will only completely cease paying the distribution and shareholder servicing fee on the earliest of the dates described above, such fee will accrue daily on all outstanding Class T shares that were purchased in the primary offering within the previous four years of such date. The expense of the distribution and shareholder servicing fee payable with respect to Class T shares sold in the primary offering will be allocated among all outstanding Class T shares, including those sold under the DRIP and those sold in the primary offering more than five years ago on which the Company has ceased paying distribution and shareholder servicing fees. As a result, holders of Class T shares purchased earlier in the offering will bear a greater expense from distribution and shareholder servicing fees than those holders of Class T shares purchased later in the offering.

Relationship with Resource Innovation Office SLP, LLC

Resource Innovation Office SLP holds 500 special limited partnership units in the Company’s Operating Partnership and is entitled to receive 15.0% of distributions from net sales proceeds after the Company’s stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregate invested capital. In addition, the special limited partnership units will be redeemed upon the listing of the Company’s common stock on a national securities exchange or the termination or non-renewal of the Advisory Agreement.

Relationship with RAI

Self-insurance funds held in escrow. The receivable from related party includes insurance deposits held in escrow by RAI for self-insurance, which if unused, will be returned to the Company. The Company’s property participates in insurance pools with other properties directly and indirectly managed by RAI for both property insurance and general liability. RAI holds the deposits in escrow to fund future insurance claims. The insurance pool for property insurance losses up to $2.5 million and the pool for the general liability covers losses up to the first $50,000 per incident. Catastrophic insurance would cover losses in excess of the insurance pool up to $140.0 million and $51.0 million, respectively. Therefore, unforeseen or catastrophic losses in excess of the Company’s insured limits could have a material adverse effect on the Company’s financial condition and operating results. In the year ended December 31, 2016, the Company paid $397 into the insurance pools.

RAI guarantees the mortgage on Sunnyside until such time as the Company has achieved a minimum net worth of $8.0 million. (See Note 7 for further information.)

Other

The Company paid The Planning & Zoning Resource Company, an affiliate of C-III, for a zoning report in relation to its acquisition of Sunnyside.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The fees earned and expenses incurred and the amounts payable to such related parties are summarized in the following tables:

	December 31, 2016	December 31, 2015
Due from related party:
RAI and affiliates	$304	$300

Due to related parties:
Advisor
Acquisition related reimbursements	$2,719	$—
Organization and offering costs	4,357,112	—
Operating expense reimbursements	1,164,477	—

	5,524,308	—

Resource Securities
Selling commissions and dealer-manager fees	1,645	—
Distribution and shareholder servicing fee	73,347	—

	74,992	$—

	$5,599,300	$—

	For the Years Ended
	December 31,
	2016	2015
Fees earned / expenses incurred:
Advisor
Acquisition fees (1)	$152,483	$—
Acquisition related reimbursements (1)	$16,449	$—
Asset management fees (2)	$8,349	$—
Debt financing fees (3)	$23,625	$—
Organization and offering costs (4)	$4,357,112	$—
Operating expense reimbursements (5)(6)	$413,245	$—

Resource Securities
Selling commissions and dealer-manager fees (7)	$122,868	$—
Distribution and shareholder servicing fees (7)	$73,347	$—
Other
The Planning & Zoning Resource Company (1)	$980	$—

(1)	Included in Acquisition costs on the consolidated statements of operations and comprehensive income (loss)
(2)	Included in Asset management fees on the consolidated statements of operations and comprehensive income (loss)
(3)	Included in Mortgage Note Payable, Net on the consolidated balance sheets
(4)	Included in Deferred offering costs and Stockholders’ Equity on the consolidated balance sheets
(5)	Included in General and administrative expenses on the consolidated statements of operations and comprehensive income (loss)
(6)	Excludes third party costs that are advanced by the Advisor
(7)	Included in Stockholders’ equity on the consolidated balance sheets

There were no related party transactions during the year ended December 31, 2014.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

NOTE 10 - EQUITY

Preferred Stock

The Company’s charter authorizes the Company to issue 100,000,000 shares of its $0.01 par value preferred stock. As of December 31, 2016, no shares of preferred stock were issued or outstanding.

Common Stock

The Company’s charter authorizes the Company to issue 125.0 million shares of its $0.01 par value Class A common stock. As of December 31, 2016, there were 309,952 shares of Class A common stock issued and outstanding, of which 245,672 was owned by the Advisor and RAI.

The Company’s charter authorizes the Company to issue 275.0 million shares of its $0.01par value Class T common stock. As of December 31, 2016, there were 155,728 shares of Class T common stock issued and outstanding.

On February 9, 2016, the Company filed Articles of Amendment (the “Amended Articles”) with the State Department of Assessments and Taxation of Maryland, which provided that every 1.0778 shares of common stock which were issued and outstanding prior to the acceptance of the Amended Articles shall be changed into one issued and outstanding Class A share. The Amended Articles took effect immediately upon filing with the State Department of Assessments and Taxation of Maryland and the shares were updated retroactively to the date of issuance.

On March 23, 2016, the Company amended the primary offering price of Class A and Class T shares. The Company authorized a stock distribution of 0.0778 shares of common stock for outstanding shares of common stock purchased at the previous offering price. The accompanying consolidated financial statements and notes to the consolidated financial statements give retroactive effect to the stock distribution for all periods presented.

Distributions

Cash Distributions

On November 21, 2016, the Company’s board of directors declared cash distributions on the outstanding shares of all classes of the Company’s common stock based on daily record dates for the periods from December 1, 2016 through December 29, 2016, from December 30, 2016 to January 30, 2017, and from January 31, 2017 to February 27, 2017, which distributions the Company paid on December 30, 2016, January 31, 2017 and February 28, 2017, respectively. Distributions for these periods will be calculated based on the stockholders of record each day during these periods at a rate of (i) $0.000547945 per share per day, less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to any class of common stock divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date. Investors may choose to receive cash distributions or purchase additional shares through the Company’s distribution reinvestment plan. Distributions reinvested pursuant to the distribution reinvestment plan will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

The following table presents distributions paid by the Company during the year ended December 31, 2016:

Common Stock	Record Date	Per Common Share	Distribution Date	Distributions Reinvested in Shares of Common Stock	Net Cash Distributions	Total Aggregate Distributions
Class A shares	12/1/16 through 12/29/2016	$0.000547945 per day	12/30/2016	$862	$4,014	$4,876
Class T Shares	12/1/16 through 12/29/2016	$0.0002739725 per day	12/30/2016	460	628	1,088

				$1,322	$4,642	$5,964

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The Company has accrued $12,927 for the cash distributions to be paid on January 31, 2017 and February 28, 2017 which are not reflected in the table above.

Stock Dividend

Also on November 21, 2016, the Company’s board of directors authorized a stock dividend for the fourth quarter of 2016, in the amount of 0.005 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on December 31, 2016. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. The Company issued this stock dividend on January 13, 2017. The shares issued in this dividend are included in the shares outstanding as of December 31, 2016.

Restricted Stock

The Company has adopted a long-term incentive plan which it will use to attract and retain qualified directors, officers, employees, and consultants. The Company’s long-term incentive plan offers these individuals an opportunity to participate in our growth through awards in the form of, or based on, our common stock. The Company currently anticipates that it will issue awards only to our independent directors under our long-term incentive plan. The Company has authorized and reserved an aggregate maximum number of 500,000 shares for issuance under the long-term incentive plan. In the event of a transaction between the Company and its stockholders that causes the per-share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under the long-term incentive plan will be adjusted proportionately and our Board will make such adjustments to the long-term incentive plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend or a combination or consolidation of the outstanding shares of common stock into a lesser number of shares, the authorization limits under the long-term incentive plan will automatically be adjusted proportionately and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

In November 2016, pursuant to the long-term incentive plan, all four independent director of the Company were awarded 1,500 Class A shares due to the Company’s satisfaction of the minimum offering requirement. The awarded shares vest over a period of three years. In the event of forfeiture before the required vesting period, any dividends paid on those shares are to be repaid to the Company. At December 31, 2016, 6,000 of the restricted shares are included in issued or outstanding Class A shares. The Company recognized compensation expense of $1,529 during the year ended December 31, 2016 which is included in general and administrative expenses on the Company’s consolidated statements of operations and comprehensive income (loss) related to these awards and will recognize $52,471 in the aggregate over the next three years. Each independent director will receive an additional 1,500 Class A shares upon each annual reelection to our Board.

Special Limited Partnership Units

Resource Innovation Office SLP holds 500 special limited partnership units in the Company’s operating partnership and is entitled to receive a Promote Fee equal to 15.0% of distributions from net sales proceeds after the Company’s stockholders have received, in the aggregate, cumulative distributions equal to their total invested capital plus a 6.0% cumulative, non-compounded annual pre-tax return on such aggregate invested capital ( the “Performance Condition”). The special limited partnership units will become eligible to be redeemed (the Promote Fee will vest) upon the listing of the Company’s common stock on a national securities exchange or the termination or non-renewal of the Advisory Agreement and the achievement of the Performance Condition. In the event of a termination event or listing, the special limited partnership units will be redeemed for an aggregate amount equal to the amount that would have been distributed if all assets of the Company had been sold for their fair market value and all liabilities of the Company had been satisfied. Payment to the special limited partners upon termination shall be at the special limited partners discretion of either shares of the Company’s common stock or a non-interest bearing promissory note. The Promote Fee obligation is classified as a component of accounts payable and accrued expenses in the consolidated balance sheets and is measured at fair value each reporting period until the

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

Performance Condition is completed (or until the rights to earn the Promote Fee are forfeited). The Company recognized compensation expense related to the change in fair value of these awards during the year ended December 31, 2016 of $5,100 which is included in general and administrative expenses on the Company’s consolidated statements of operations and comprehensive income (loss).

Contributions Receivable

The Company had $40,000 of contributions receivable as of December 31, 2016 which was received on January 6, 2017.

NOTE 11 - FAIR VALUE MEASURES AND DISCLOSURES

In analyzing the fair value of its investments accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company determines fair value based on quoted prices when available or, if quoted prices are not available, through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. The fair value of cash, tenant receivables and accounts payable, approximate their carrying value due to their short nature. The hierarchy followed defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter; depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

The fair value of rental properties is usually estimated based on information obtained from a number of sources, including information obtained about each property as a result of pre-acquisition due diligence, marketing and leasing activities. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land, buildings, fixtures and improvements, and identified intangible lease assets and liabilities, consisting of the value of above-market and below-market leases, as applicable, the value of in-place leases and the value of tenant relationships, based in each case on their fair values.

Derivatives (interest rate cap), which are reported at fair value in the consolidated balance sheets, are valued by a third-party pricing agent using an income approach with models that use, as their primary inputs, readily observable market parameters. This valuation process considers factors including interest rate yield curves, time value, credit and volatility factors. (Level 2)

Promote Fee obligation, which is reported at fair value in the consolidated balance sheets, is valued using a Black-Scholes model which incorporates various highly subjective assumptions including expected stock price volatility, expected life of the units and interest rates. (Level 3)

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The following table presents information about the Company’s assets measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as follows:

	Level 1	Level 2	Level 3	Total
December 31, 2016
Assets:
Interest rate cap	$—	$8,113	$—	$8,113

	$—	$8,113	$—	$8,113

Liabilities:
Promote Fee obligation	$—	$—	$10,100	$10,100

	$—	$—	$10,100	$10,100

There were no assets measured at fair value on recurring basis December 31, 2015.

The carrying and fair values of the Company’s mortgage note payable,which is not carried at fair value on the consolidated balance sheets at December 31, 2016 and 2015, were as follows:

	December 31, 2016		December 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage note payable - outstanding borrowings	$4,717,000	$4,717,000	$—	$—

The carrying value of the mortgage note payable was estimated to be the fair value due to the recent issuance of the debt (Level 3).

The Company utilizes a Black-Scholes model in order to fair value the Promote Fee obligation which included the following assumptions:

Assumptions
Risk-free rate	2.16%
Time to exit	6 years, 6 months
Expected volatility	30.21%

The significant unobservable inputs used in the fair value measurement of the Company’s Promote Fee obligation are time to exit and equity volatility. Changes in volatility, in isolation may change the fair value of the Company’s Promote Fee obligation. An increase in volatility may result in an increase in the fair value of the Promote Fee obligation. The Company’s calculated expected volatility of the underlying equity was based upon an analysis of the historical and implied volatility of peer group companies, based on stock price returns commensurate with a look-back period the Company’s estimation of the time to exit. If the exit date is later than the Company’s estimation, the fair value of the Promote Fee would increase. The risk free-interest rate is based on the U.S. Treasury yield curve in effect at the grant date based on the expected life.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

The following table presents additional information about the Promote Fee obligation which is measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value during 2016:

Promote Fee Obligation
Balance, beginning of year	$—
Reclassification of special limited partnership units	5,000
Changes in fair value- compensation expense (1)	5,100

Balance, end of year	$10,100

(1)	Included in general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

NOTE 12 - DERIVATIVES AND HEDGING ACTIVITIES

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts and its known or expected cash payments principally related to the Company’s investments and borrowings.

As a condition to certain of the Company’s financing facilities, from time to time the Company may be required to enter into certain derivative transactions as may be required by the lender. These transactions would generally be in line with the Company’s own risk management objectives and also service to protect the lender.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company entered into one interest rate cap that was designated as a cash flow hedge during the year ended December 31, 2016. There were no derivatives entered into during the year ended December 31, 2015 or the during the period from June 25, 2014 through December 31, 2014. Interest rate caps designated as cash flow hedges involve the receipt of variable amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated Other Comprehensive Income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years end December 31, 2016 and 2015, such derivatives were used to hedge the variable cash flows, indexed to USD-LIBOR, associated with existing variable-rate loan agreements. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. During the year ended December 31, 2016 and 2015, the Company recorded no hedge ineffectiveness in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During 2017, the Company estimates that $235 will be reclassified as an increase to interest expense.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

As of December 31, 2016, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivative	Number of Instruments	Notional Amount	Maturity Dates
Interest rate cap	1	$4,717,000	November 22, 2019

Tabular Disclosure of Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company’s derivative financial instrument, an interest rate cap, as well as its classification on the Consolidated Balance Sheets as of December 31, 2016 and 2015:

Asset Derivatives				Liability Derivatives
December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Balance Sheet	Fair Value	Balance Sheet	Fair Value	Balance Sheet	Fair Value	Balance Sheet	Fair Value
Prepaid expenses and other assets	$8,113	—	$—	—	$—	—	$—

NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following sets forth the Company’s operating results by quarter:

Quarterly Results for 2016	March 31	June 30	September 30	December 31
Revenues	$—	$—	$—	$73,012
Net income (loss) attributable to common stockholders	$(31,314)	$(459,996)	$(417,131)	$(595,094)

Class A Common Stock:
Net loss attributable to Class A common stockholders	$(31,314)	$(455,672)	$(355,145)	$(429,951)
Basic and diluted earnings per Class A common share	$(0.23)	$(1.76)	$(1.27)	$(1.42)
Weighted average shares Class A Common shares outstanding	135,451	259,458	280,703	302,870

Class T Common Stock:
Net loss attributable to Class T common stockholders	$—	$(4,324)	$(61,986)	$(165,143)
Basic and diluted earnings per Class T common share	$—	$(1.77)	$(1.27)	$(1.44)
Weighted average shares Class T common shares outstanding	—	2,449	48,989	115,071
Revenues	$—	$—	$—	$—
Interest income	$74	75	76	75
Net income attributable to common stockholders	$74	75	76	75
Basic and diluted earnings per Class A common share (1)	$0.0033	0.0034	0.0034	0.0033
Weighted average shares outstanding- Class A (1)	22,334	22,334	22,334	22,334

(1)	In 2015, there were only Class A shares outstanding.

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

All weighted average shares outstanding have been revised to reflect the stock distributions declared in November 2016.

NOTE 14 - OPERATING EXPENSE LIMITATION

Under its charter, commencing four fiscal quarters after the Company’s acquisition of a property, joint venture or loan, the Company must limit its total corporate operating expenses to the greater of 2% of its average invested assets or 25% of its net income for the four most recently completed fiscal quarters, unless the conflicts committee of the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors. The Company will not be required to meet this limitation until the fourth quarter of 2017.

NOTE 15 - SUBSEQUENT EVENTS

On February 16, 2017, the Company’s board of directors declared cash distributions on the outstanding shares of all classes of its common stock based on daily record dates for the periods from February 28, 2017 to March 30, 2017, from March 31, 2017 to April 27, 2017 and from April 28, 2017 to May 30, 2017, which distributions are expected to paid on March 31, 2017, April 28, 2017 and May 31, 2017, respectively. Distributions for these periods are calculated based on stockholders of record each day during these periods at a rate of (i) $0.000547945 per share per day less (ii) the applicable daily distribution and shareholder servicing fees accrued for and allocable to Class T shares of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.

On February 16, 2017, the Company’s board of directors authorized a stock dividend in the amount of 0.01 shares of common stock on each outstanding share of common stock to all common stockholders of record as of the close of business on March 31, 2017. This stock dividend is expected to be issued on April 14, 2017. Stock dividends are issued in the same class of

RESOURCE INNOVATION OFFICE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

DECEMBER 31, 2016

shares as the shares for which such stockholder received the stock dividend. The following table presents the pro forma effect of this stock dividend on earnings per share for all periods presented:

			For the period from June 25, 2014 (inception) through
(UNAUDITED)	December 31, 2016	December 31, 2015	December 31, 2014
Net (loss) income per Class A common share, basic and diluted	$(5.20)	$0.0133	$0.0082
Net (loss) income per Class T common share, basic and diluted	$(5.17)	—	—

The Company has evaluated subsequent events through the filing of these consolidated financial statements and determined no events have occurred, other than those discussed above that would require adjustments to or additional disclosure in the consolidated financial statements.

RESOURCE INNOVATION OFFICE REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED AMORTIZATION AND DEPRECIATION

DECEMBER 31, 2016

Description	Encumbrances	Initial cost to Company	Cost capitalized subsequent to acquisition	Gross Amount at which carried at close of period	Accumulated Depreciation	Date of Construction	Date Acquired
		Building and Land Improvements	Improvements Carrying Costs	Buildings and Land Improvements Total
Real estate owned:
Commercial
Chicago, Illinois	$4,717,000	$6,528,264	—	6,528,264	22,012	1929	11/22/2016

	2016	2015
Investments in real estate:
Balance at beginning of the year	$—	$—
Acquisitions	6,528,264	—

Balance at end of year	$6,528,264	$—

Accumulated Depreciation:
Balance at beginning of year	$—	$—
Depreciation and amortization	22,012	—

Balance at the end of year	$22,012	$—